

FORM 6-K



SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 16 September, 2002

GlaxoSmithKline plc
(Name of registrant)

PROCESSED

SEP 2 0 2002

THOMSON
FINANCIAL

GLAXOSMITHKLINE, 980 GREAT WEST ROAD,
BRENDTFORD, MIDDLESEX TW8 9GS
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F

Form 20-F _____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes _____ No ___



GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

## Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

| | |
|---|---|
| 13 September 2002 | Abacus (GW) Trustees Limited, as trustee of The Glaxo Wellcome Employee Trust ("the Trust"), transferred 1,939 Ordinary Shares in the Company to a participant of the Glaxo Wellcome 1999 Long Term Incentive Plan. The Trust also sold 5,236 Ordinary Shares in the Company at £12.10 per share. |

The Company was advised of this transaction on 16 September 2002.

The Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline Services Unlimited (formerly Glaxo Wellcome plc) and its subsidiaries are potential beneficiaries. One of the Company's directors, John Coombe is therefore interested in the shares held in the Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline Services Unlimited and its subsidiaries.

S M Bicknell
Company Secretary

16 September 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

gsk.0262a



**GlaxoSmithKline plc**
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

## Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

| | |
|---|---|
| 13 September 2002 | The Administrators of the SmithKline Beecham Employee Benefit Trust ("the Trust") notified the Company on the 16 September 2002 that 11,487 Ordinary shares had been transferred from the Trust to participants of the SmithKline Beecham 1991 Share Option Plan. |

The Trust is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and John Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

16 September 2002

**Registered in England & Wales**
No. 3888792

**Registered office**
980 Great West Road
Brentford, Middlesex. TW8 9GS

gsk.0262a

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date:      16 September, 2002      By:

VICTORIA LLEWELLYN
Authorised Signatory for and on
behalf of GlaxoSmithKline plc